September 19, 2008

VIA EDGAR

Ms. Jean Yu
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:      Morris Publishing Group, LLC
Commission file #: 333-112246
  10-K for the year ended December 31, 2007

Dear Ms. Yu:

This letter is in response to your comment letter dated September 15, 2008 regarding our 2007 Form 10-K. The following is our response to your comment.

SEC comments regarding Form 10-K for the year ended December 31, 2007

Notes to the Financial Statements

Note 5. Goodwill and other Intangible Assets

SEC comment #1:

We not from your response to our prior comment number five that the result of the impairment analysis performed at June 30, 2008 indicated the excess of fair value over the carrying value of the reporting unit that existed six months earlier had almost been eliminated, but you concluded that impairment recognition was not required. Further, we also note that since facts and circumstances that indicate possible impairment of intangible assets continue to exist, you will continue to perform another impairment analysis during the third quarter of 2008 and will record an impairment charge, if appropriate at that time. Given that such factors continue to exist, we believe you should expand your critical accounting policies in your next filing to discuss in robust detail the material assumptions and estimates used in your impairment analysis, and in the event, your impairment analysis for the third quarter of fiscal 2008 does not result in an impairment charge, we believe you should include, along with your discussion, a sensitivity analysis of all material assumptions and estimates used in your impairment test using a range of possible outcomes which could have a material impact to your financial statements including a scenarios that would lead to an impairment charge. In addition, as long as facts and circumstances that indicate possible impairment of intangible assets continue to exist, we believe you should continue to perform impairment analysis as appropriate to ensure timely recognition of any impairment charge should one exist, and provide updated discussion and analysis within MD&A accordingly.

SEC comment #1 response: We confirm that we will comply with the above comment. First, we will perform another impairment analysis at the end of the third quarter of 2008 and will record an impairment charge, if appropriate at that time. We will also expand our critical accounting policies in our third quarter of 2008 filing discussing in robust detail material assumptions and estimates used in our impairment analysis and in the event our third quarter 2008 impairment analysis does not result in an impairment charge, we will also include in our critical accounting policies a sensitivity analysis and scenarios that would lead to an impairment charge. In addition, as long as facts and circumstances that indicate possible impairment of intangible assets continue to exist, we will continue to perform impairment analysis as appropriate and provide updated discussion and analysis within MD&A accordingly.

As requested in your letter of September 15, 2008, we acknowledge the following:

·	We are responsible for the adequacy and accuracy of the disclosure in the filings.

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that our responses have adequately addressed your concerns.  Please let us know if you need additional information or clarification.  In the event you have further comments concerning the matters contained in this letter, if practicable, such comments may be addressed telephonically to the undersigned at (706) 828-4376 or our legal counsel Mark Burgreen at (706) 828-2009.

Very truly yours,

/s/ Steve K. Stone
Steve K. Stone
Sr. Vice President, Chief Financial Officer